Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES TERMINATES SENIOR CREDIT
FACILITY WITH MACQUARIE BANK LIMITED

MONTREAL, Quebec, Canada, December 20, 2013 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces that it has decided to terminate the Senior Secured Credit Facility (the “Facility”) for up to CAN$50 million secured with Macquarie Bank Limited (“MBL” or “Macquarie”) in August 2013. No amounts have been drawn on the Facility, and no gold hedging contracts have been put in place. The Corporation, in conjunction with MBL, has begun the process to release the securities that had been put in place as part of the Facility. As per the terms of the Facility, the Corporation will not incur any cancellation costs.

Paul Carmel, President and CEO of Richmont commented: “When we began discussions with Macquarie in March 2013, the gold environment was quite different than it is now, with the gold price trading in the US$1,600-US$1,650/ounce range. At the high gold prices at the time, financing Island Gold Deep partly through debt was deemed a good business decision whilst the hedging of a minimal amount of production ounces to lock in attractive margins was deemed to be a prudent approach. With today’s gold price approximately $400/ounce lower, however, those assumption no longer hold true. To this end, we believe that it is in the best interest of Richmont and its shareholders to terminate the Facility, and to continue to develop Island Gold Deep through internally-generated cash flow from our four producing mines.”

According to the terms of the Facility, the Corporation issued warrants for the purchase of 1,250,000 Richmont shares to MBL on the closing date of the Facility Agreement. A total of 812,500 warrants vested immediately upon closing of the Facility Agreement, with a strike price of CAN$2.45 per share, and will expire 3 years from the original date of their issue to MBL. Following the termination of the Facility, the remaining 437,500 warrants will be cancelled.

Mr. Carmel continued, “Macquarie has been outstanding to deal with and they fully understand our decision. We look forward to maintaining our relationship and revisiting possible financing alternatives in the future.”

Additional details about the Island Gold Deep Project
The Island Gold Deep C Zone project contains an estimated Inferred mineral resource of 2,278,000 tonnes grading 10.53 g/t Au for 771,000 ounces as at October 1, 2013. Island Gold Deep is sub-vertical, and is located at a depth of between 450 metres and 1,000 metres, is open in all directions, and appears to be an extension of the areas currently being mined above in the Island Gold Mine, but at higher grades (10.53 g/t undiluted versus 5.60 g/t diluted) and greater widths (4.5 metres versus 2.7 metres).

Additional details about the Island Gold Mine Property
The 59.0 km2 (5,900 hectares) Island Gold property is located 83 km northeast of Wawa, Ontario. Ore from the Island Gold Mine is processed at Richmont’s on-site mill, an 850 tonne per day rated CIP facility. Since Island Gold began commercial production in October 2007, Richmont has produced more than 225,000 ounces of gold. Underground operations are accessed via a ramp, and mining activities currently reach a vertical depth of approximately 400 metres.

RICHMONT MINES TERMINATES SENIOR CREDIT FACILITY WITH MACQUARIE BANK LIMITED
December 20, 2013

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

About Macquarie Bank Limited
MBL is a subsidiary of Macquarie Group, a global financial services firm headquartered in Sydney, Australia. With offices around the world, including Vancouver and Toronto, the Metals and Energy Capital Division of MBL is a leading provider of debt, equity and other forms of financing to the global resources industry.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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